JCDecaux

08002368

RECEIVED
2008 MAY -7 A 11:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

082-34631

SUPPL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, April 30, 2008

File 82-5247
Issuer : JCDecaux SA
Country: France

Communication Extérieure

Allemagne
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Re: Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated April 17, 2008 regarding Martin Sabbagh' appointment as Manager of Financial Communications and Investor Relations;
- A press release dated April 3, 2008 regarding JCDecaux Innovate's made-to-measure display case for the new premium Arabica coffee christened "L'OR Noir Sublime";
- A press release dated April 2, 2008 regarding JCDecaux's win of the competitive tender to supply Street Furniture and its self-service hire scheme to the *Communauté d'Agglomération de Plaine Commune* (8 town councils).

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, sandrine.ramus@jcdecaux.fr or by telephone 33 1 30 79 49 35, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

Sandrine Ramus
Legal Affairs
Corporate Legal Counsel
Enc.

dlw 5/7

JCDecaux SA
Siège Social : 17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

JCDecaux

Out of Home Media

Martin Sabbagh: Manager of Financial Communications & Investor Relations

Paris, April 17, 2008 – Martin Sabbagh is appointed Manager of Financial Communications & Investor Relations of the Group, effective June 1, 2008. He will report to Gérard Degonse, Executive Vice-President, Corporate Finance & Administration.

He succeeds Alexandre Hamain, who has been appointed Director of Management Control and Reporting within the France Finance Department.

Martin Sabbagh (28) holds a one-year post-graduate diploma (DESS) in Corporate Finance awarded by the University of Paris Dauphine. He began his career in 2002 with ING in the area of LBO Financing and then spent four years in Auditing with Ernst & Young. He joined JCDecaux in May 2007 as a Senior Acquisition Analyst.

Corporate Communications
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Corporate Finance
Investor Relations
Alexandre Hamain
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,400,557.51 euros - RCS 307 570 747 Nanterre - FR 44307570747



Sublime, a union between Black, Gold and...JCDecaux Innovate!

When organizing the launch of its new premium Arabica coffee christened "L'OR Noir Sublime" (Sublime Black GOLD), Maison du Café chose JCDecaux Innovate to create an urban sensation and provide a made-to-measure display case for its latest creation, dreamt up by the Draftfcb advertising agency.

Installed in 25 showcase bus shelters in Paris and Neuilly-sur-Seine, this experiential campaign takes on a sublime dimension thanks to a unique system created specifically for this event. Thanks to the presence of some forty optical fibres incorporated into the display, the spangles included on the poster are illuminated and glisten with a thousand twinkling lights, revealing the full significance of the encounter between Black and Gold!

Orchestrated by OMD, this campaign will be on display from April 2 to 8, 2008.

JCDecaux Innovate is the JCDecaux Department dedicated to experiential outdoor advertising solutions that include dynamic audiovisual and interactive elements.

Neuilly, April 3, 2008

JCDecaux

JCDecaux wins the competitive tender to supply Street Furniture and its self-service bicycle hire scheme to the *Communauté d'Agglomération de Plaine Commune* (8 town councils)

Out of Home Media

Paris, April 2, 2008 – JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, announces that, following a competitive tender, it has been awarded the contract to provide street furniture and self-service bicycles to the *Communauté d'Agglomération de Plaine Commune* (a consortium of 8 town councils with 330,000 inhabitants) for a 15-year period.

The *Communauté d'Agglomération de Plaine Commune* is a consortium of 8 town councils in the western part of the Seine-Saint-Denis region, north of Paris: Aubervilliers, Epinay-sur-Seine, La Courneuve, L'Ile-Saint-Denis, Pierrefite-sur-Seine, Saint-Denis, Stains and Villetaneuse.

The contract covers the installation and maintenance of 394 advertising bus shelters, 397 $2m^2$ MUPI® city information panels, 117 $8m^2$ Senior billboards and 29 columns for displaying information about cultural events as well as the creation of 50 self-service bicycle docking stations equipped with 450 bicycles. This new contract represents a total of 1,397 $2m^2$ advertising panels and at least 346 $8m^2$ billboards. The street furniture products that will be installed are all designed by JCDecaux or by the prestigious architects and designers: Lord Norman Foster, Philip Cox or Jean-Michel Wilmotte.

The launch of Vélo'v in Lyon in 2005, marked the beginning of JCDecaux's successful development of the bicycle hire concept in France. Today, 14 cities (a total of 30 million individual rentals) benefit from JCDecaux's innovative service including: Vienna (Austria), Cordoba, Gijon and Seville (Spain), Brussels (Belgium), Paris, Marseille, Aix-en-Provence, Toulouse, Rouen, Besançon, Mulhouse and Amiens. The number is still growing, with Nantes and Luxemburg set to launch the service in the near future. JCDecaux, the No. 1 worldwide for self-service bicycle hire, offers daily, weekly or yearly subscriptions, thanks to an exclusive electronic payment system that provides easy access for customers.

Jean-Charles Decaux, co-CEO of JCDecaux, said: *"The installation of this self-service bicycle hire scheme outside the gates of the French capital will allow even more people in the greater Paris region to access this new form of individual public transport. Through this eco-friendly transport system, JCDecaux is helping to improve the quality of life in the communauté d'agglomération de Plaine Commune region."*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public Limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,400,557.51 euros - ≡ RCS. 307 570 747 Nanterre - FR 44307570747

JCDecaux

JCDecaux Group, key figures:

- *2007 revenues: €2,106.6m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

Communications Department

Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department

Investor Relations
Alexandre Hamain
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

END